Create Every Opportunity Corp



ANNUAL REPORT

200 Water Street

New York, NY 10038

(212) 287-7756

www.createeveryopportunity.org

This Annual Report is dated May 2, 2022.

BUSINESS

Create Every Opportunity Corp. is an educational organization that provides students, teachers and schools with a program that teaches the importance of entrepreneurship, financial literacy and common sense knowledge. We provide schools with The CEO Program to be able to teach these important skills to their students with the help of our industry professionals across every sector and business. We charge public high schools between $2,500-$7,5000 per year based on the school size. We also work with groups and public officials to give our program to multiple schools for a discount. We also sell a program to private schools that starts at $10,000 per year. All of the content is the same in The CEO Program, no matter what the cost is or how they implement it. The CEO Program can be used as either an after school program or as an in school elective offering. We are currently serving Alabama, Florida, Georgia and Ohio. We are looking to expand to the east coast states like New Jersey and New York for 2023, and are going to trade shows on the west coast to expand such as New Mexico and California

The Company was initially organized as CEO Learning LLC in New York on December 3, 2020 and converted to a Delaware corporation under the name Create Every Opportunity Corp. on November 24, 2021.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 1,900,000
Use of proceeds: Initial issuance of securities post-conversion from LLC to C Corp.
Date: November 24, 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020

Create Every Opportunity Corp. was initially organized as CEO Learning LLC on Dec. 3, 2020. The revenue, cost of sales, gross margins, and expenses from Dec. 3, 2020 through Dec. 31, 2020 are based on financial statements reviewed by a CPA. 2021 numbers are based on numbers provided by the Company.

Revenue

Revenue for 2020 was $6,000. This was the Company's first sale.

In 2021, the Company experienced record revenues and unit sales. Revenues were $1,501,085. This increase in sales was primarily driven by US-based direct-to-school sales. We believe that this improved performance was primarily driven by two factors: the availability of our free resources, such as the CEO Uncovered podcast for the entire year, and an aggressive campaign to get the best people teaching lessons in our program.

Cost of Sales

Cost of sales in 2020 was $0.

Costs of sales in 2021 varied on the sale, but on average, costs were about 75% of the sale price.

Gross Margins

Gross profit in 2020 was $6,000, and gross margins as a percentage of revenues were 100%.

Expenses

Total operating expenses in 2020 consisted of $200 general and administrative expenses.

In 2021, total operating expenses were $1,201,020, which consisted of office space, technology costs, cloud costs, websites/email expenses, sales material expenses, mail expenses, etc.

Historical results and cash flows:

The Company is currently in the initial production stage and is revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because of our current client base and optimism for a minimum of a 90% program renewal. Past cash was primarily generated through sales. Our goal is to 3x revenue from 2022.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $300,430.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

$0

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Zachary Sarf

Zachary Sarf's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Chairman, and Managing Director
Dates of Service: December 01, 2020 - Present
Responsibilities: Run the day to day operations including employee health, sales, social media management, business management, etc. Zack receives a pretax salary of $1,100 per week.

Other business experience in the past three years:

Employer: FlipFlop LLC
Title: Executive
Dates of Service: May 01, 2018 - January 01, 2021
Responsibilities: Day to day operations of running a businesses.

Other business experience in the past three years:

Employer: DZNFT
Title: Founder
Dates of Service: January 07, 2022 - Present
Responsibilities: Operate research as it pertains to project growth

Name: Ashley Henschel

Ashley Henschel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President & Secretary
Dates of Service: December 07, 2020 - Present
Responsibilities: Working on big picture items and video/podcast production. Ashley receives a pretax salary of $1,250 per week and gets 25% in equity.

Name: Jordan Sarf

Jordan Sarf's current primary role is with Creditntell. Jordan Sarf currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO
Dates of Service: December 07, 2020 - Present
Responsibilities: Editing and production of video and podcast. Jordan gets pretax salary of $250 per week.

Other business experience in the past three years:

Employer: Creditntell
Title: Analyst
Dates of Service: October 04, 2018 - Present
Responsibilities: Day to day analyst in credit and retail industries.

Other business experience in the past three years:

Employer: Ineffable Pictures
Title: Founder & CEO
Dates of Service: March 01, 2019 - Present
Responsibilities: Produce commercials, music videos, and narrative films with upcoming filmmakers. Coordinated with production team, producer and director to pinpoint creative vision, determine technical needs and devise shooting schedule. Completed pre-production planning such as setting budgets, hiring crew and cast members and obtaining permits. Managed all back-end functions, such as client contact, shoot scheduling and product deliveries.

Other business experience in the past three years:

Employer: Hollywood Insider
Title: Video Editor
Dates of Service: December 01, 2019 - February 01, 2020
Responsibilities: Edited time sensitive behind the scenes and premiere footage for Youtube. Reviewed and edited film by selecting best combination of performance, sequencing and timing to tell story. Performed post-production work, including assembling raw material, editing sound and sequences and providing final product within time and budget constraints.

Other business experience in the past three years:

Employer: Flix Premiere
Title: Film Development Screener
Dates of Service: January 01, 2019 - May 01, 2019
Responsibilities: Screened and reviewed three feature films per week. Held weekly meetings to discuss the quality of each film screened.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Zachary Sarf
Amount and nature of Beneficial ownership: 1,350,000
Percent of class: 71.0

Title of class: Common Stock
Stockholder Name: Ashley Henschel
Amount and nature of Beneficial ownership: 500,000
Percent of class: 26.0

RELATED PARTY TRANSACTIONS

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 90,763 of Common Stock.

Common Stock

The amount of security authorized is 2,000,000 with a total of 1,900,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational service industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a financial literacy and entrepreneurship program. Our revenues are therefore dependent upon that market.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that The CEO Program is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

Create Every Opportunity Corp

By   /s/ *Zachary Sarf*

    Name: Zachary Sarf

    Title: Founder

Exhibit A

FINANCIAL STATEMENTS

Financial Statement Certification by Executive Officer

Create Every Opportunity Corp.

I, ZACHARY SARF, the Chief Executive Officer of Create Every Opportunity Corp, hereby certify that the financial statements of Create Every Opportunity Corp. included in this form C offering are true and complete in all material respects and that the information below accurately reflects the information reported.

In witness whereof, the Principal Executive Officer's Financial Statement Certification has been executed as of April 28 2022.

Zachary Sarf
Founder and Chief Executive Officer
Create Every Opportunity Corp.



2021 Balance Sheet			Cash Flow Statement	
$1,401,185.00	Current Assets		Net Earnings	$200,165.00
$300,430.00	Cash			
$1,100,755.00	Accounts Recievables			
$0.00	Liabities Debt			
$1,201,020.00	COGS			
$200,165.00	Net Income			

CERTIFICATION

I, Zachary Sarf, Principal Executive Officer of Create Every Opportunity Corp, hereby certify that the financial statements of Create Every Opportunity Corp included in this Report are true and complete in all material respects.

Zachary Sarf

Founder